

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Our reference BB/jcd
Date March 3, 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period january/february 2005 and the Pricing Supplements of february 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group


Rabobank



Latest News

17 January 2005

RABOBANK LOOKS BACK ON SUCCESSFUL 2004

Heemskerk: Expected rise in profits of around 12 percent in 2004

Rabobank Group clearly underwent a period of strong growth in 2004.
During his New Year's speech, Mr H. (Bert) Heemskerk, chairman of the Executive Board, said he expects an increase in the financial results for 2004 of "approximately twelve percent". "I am satisfied with the outcome, it is a commendable result. I am particularly pleased by the fact that there was good performance across the entire breadth of the group."

Heemskerk: "The local member banks have realised excellent growth despite a lacklustre economy and all the activities relating to consolidation aimed at improving the service provided to customers. The Wholesale division likewise achieved good results both nationally and internationally. Our country banking activities particularly grew at a strong pace. The subsidiary companies including Interpolis, De Lage Landen, Robeco, FGH, Rabo Real Estate, Gilde, Schretlen, Stroeve and Alex all performed extremely well. As a group we can be proud of our accomplishments," says the chairman of the Executive Board. "Our achievements have also not gone unnoticed in the market. Rabobank's own 'Jochem de Bruin' portrays us as we are: the underdog that has risen to become a leading bank that still remains nearby and involved in society."

Asia Relief Effort via Employee Fund and the Rabobank Development Programme
Heemskerk announced that Rabobank will continue to provide assistance to the affected areas in Asia even after the immediate needs have been met. A number of initiatives were instigated within the Rabobank organisation immediately following the disaster. Following the first phase of emergency aid, Rabobank will focus its assistance explicitly and concretely on the reconstruction effort in Asia. A Rabobank Employee Fund has been created ahead of schedule for this purpose. Employees can contribute to this fund and Rabobank Nederland will double all contributions. Under

the auspices of the Rabobank Development Programme, the funds will be channelled via the Rabobank Foundation for the recovery, restart or in some cases new beginning of projects in India, Sumatra and Sri Lanka with which the bank has had a long-term relationship.

Heemskerk expects that the diversity of initiatives within the Rabobank Group will collectively raise a total amount in excess of one million euros for the relief effort in Asia.

Appendix: Overview of the partner organisations in Asia to receive financing.

Return to the overview

 Top


Rabobank

Investor's news

02-02-2005

Bert Bruggink - CFO and member of the Executive Board , Patrick Mitchell - Head of Funding, Asia and Frederik Hoek, head of Investor Relations held a roadshow in Seoul, Beijing, Hong Kong and Macau. Some of the largest institutions, including central banks, were visited and updated on the latest information of the Rabobank Group and its funding programme 2005.

Presentation Far East Roadshow, January 2005

For the latest press releases see Press Relations



There's safety in letters

S&P: AAA/A-1+, since 1984
Moody's: AAA/P-1, since 1985
Fitch-IBCA: AA+

Rabobank realizes that in depth and timely information is essential for you to be able to take investment decisions. On these pages we show our commitment to build structural relationships with global and local investors.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1254A

TRANCHE NO: 1

EUR 50,000,000 Fixed Rate/Index-linked Notes due 2035

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 25 February 2005

Noteholders and prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Noteholders and prospective purchasers of the Notes should conduct their own investigations and, in deciding whether or not to purchase the Notes, prospective purchasers should form their own views of the merits of an investment, based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular issue of Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation. Certain issues of Notes are not an appropriate investment for investors who are unfamiliar with the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options. Investors should also have sufficient financial resources to bear the risks of an investment in the Notes.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("**Reglement Procedure Beursnotering**") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1254A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 50,000,000
	(ii) Tranche:	EUR 50,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR 50,000,000
6	Specified Denominations:	EUR 1,000
7	Issue Date:	28 February 2005
8	Maturity Date:	28 February 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate for the period beginning on and including the Issue Date and ending on but excluding 28 February 2010. Index-Linked Interest beginning on and including 28 February 2010 and ending on but excluding the Maturity Date. (Further particulars specified in items 17 and 20 below.)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 10 above
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Application has been made for the Notes to be listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable in respect of the First Fixed Rate Period and the Second Fixed Rate Period (as defined below).

	(i)	Rates of Interest:	7.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 28 February 2006 (the "**First Fixed Rate Period**"); and 5.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including 28 February 2006 and ending on but excluding 28 February 2010 (the "**Second Fixed Rate Period**").
	(ii)	Fixed Rate Interest Payment Date(s):	28 February in each year from and including 28 February 2006 to and including 28 February 2010.
	(iii)	Fixed Coupon Amount(s):	EUR 70 per EUR 1,000 in nominal amount in respect of the First Fixed Rate Period, and EUR 50 per EUR 1,000 in nominal amount in respect of the Second Fixed Rate Period.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Fixed Rate Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	In respect of each Interest Period (which, for the purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 28 February 2010, the Rate of Interest applicable to the Notes payable annually in arrear will be a percentage rate, as calculated by the Determination Agent in accordance with the following formula: The greater of [4 x (10y_CMS – 2y_CMS)] (expressed as a percentage) and 2.00 per cent. subject always to a maximum of 10.00 per cent.,

where:

"**10y_CMS**" *means the annual swap rate for* euro swap transactions with a maturity of ten years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" as of 11:00 a.m. Frankfurt time on the Interest Determination Date.

"**2y_CMS**" means the annual swap rate for euro swap transactions with a maturity of two years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" as of 11.00 a.m. Frankfurt time on the Interest Determination Date.

If such rates do not appear at such time on such date, the rate for such Interest Period will be determined as if "EUR-ISDA-EURIBOR Swaps Rate – 11.00" comprised the definition attributed to "EUR-Annual Swap Rate – Reference Banks" under the ISDA Definitions provided that in such definition, for the purposes hereof, (i) "Reset Date" means the Start Date for such Interest Period, (ii) "Reference Banks" has the meaning attributed to it in Condition 1(a), (iii) sub-sections (B) and (1) apply, (iv) "TARGET Settlement Days" means TARGET Business Days, (v) "Designated Maturity" means (in the case of "10y CMS") ten years and (in the case of "2y CMS") two years and (vi) "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

(ii) Determination Agent responsible for determining the interest rate: Morgan Stanley Capital Services Inc. acting as an independent expert, and not as an agent for the Issuer or the Noteholders (the "**Determination Agent**"). All determinations, calculations or other decisions made by it shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive, and it shall have no liability in relation thereto except in the case of its own wilful default or bad faith. Such determinations of interest amounts and rates of interest shall be notified

			by the Determination Agent to the Calculation Agent.
	(iii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
	(iv)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
	(v)	Interest Period(s):	Each period beginning on, and including, a Specified Interest Payment Date and ending on, but excluding, the next succeeding Specified Interest Payment Date.
	(vi)	Specified Interest Payment Dates:	28 February in each year commencing on 28 February 2011 up to and including the Maturity Date.
	(vii)	Business Day Convention:	Not Applicable
	(viii)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(ix)	Minimum Rate of Interest:	2.00 per cent. Per annum
	(x)	Maximum Rate of Interest:	10.00 per cent. Per annum
	(xi)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(xii)	Interest Determination Date:	The date which is two TARGET Business Days preceding the commencement of an Interest Period.
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 1,000 per note of EUR 1,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest	Yes

		Payment Dates (Condition 7(c)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211284491
40	Common Code:	021128449
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal Agent, Paying Agent and Calculation Agent: Deutsche Bank AG London Amsterdam Listing Agent: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Amsterdam Paying Agent: Rabo Securities N.V. Determination Agent: Morgan Stanley Capital Services Inc.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix

		VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii)	Numbering and letters:	Not Applicable
(iii)	Whether CF-Form Notes will be issued:	No
(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 50,000,000
(vi)	Amsterdam Listing Agent:	Rabobank Nederland
(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('Daily Official List') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	25 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 937A
TRANCHE NO.: 3

£400,000,000 4.75 per cent. Notes 2005 due 2009 (Tranche No 3)
to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 (Tranche No. 1) issued on 30 January 2004 and £250,000,000 4.75 per cent. Notes 2004 due 2009 (Tranche No. 2) issued on 16 September 2004

Barclays Capital

The Royal Bank of Scotland

The date of this Pricing Supplement is 16 February 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the terms and conditions of the Notes set out in the offering circular dated 7 October 2003 (the "**Terms and Conditions**") and the offering circular dated 15 October 2004, but not the terms and conditions contained therein (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Terms and Conditions have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Terms and Conditions. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Terms and Conditions and the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Terms and Conditions and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, date of the last published interim accounts and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, date of the last published annual accounts.

In connection with this issue, The Royal Bank of Scotland plc (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	937A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Pounds Sterling ("**£**")
4	Aggregate Nominal Amount:		
	(i)	Series:	£950,000,000
	(ii)	Tranche:	£400,000,000
5	(i)	Issue Price:	99.410 per cent. of the Aggregate Nominal Amount of the Notes plus 141 days' accrued interest from, and including, 30 September 2004 to, but excluding, the Issue Date
	(ii)	Net proceeds:	£403,979,726.03 (excluding any agreed expenses but including 141 days' accrued interest)
6	Specified Denominations:		£1,000, £10,000 and £100,000
7	(i)	Issue Date:	18 February 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 September 2004
8	Maturity Date:		30 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		None
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 September in each year commencing 30 September 2005
	(iii)	Fixed Coupon Amount(s):	£47.50 per £1,000 in nominal amount, £475 per £10,000 in nominal amount and £4,750 per £100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	30 September in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		£1,000 per Note of £1,000 specified denomination, £10,000 per Note of £10,000 specified denomination and £100,000 per Note of £100,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Barclays Bank PLC The Royal Bank of Scotland plc
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealer's Commission:	Combined management, underwriting and selling commission of 0.25 per cent. of the nominal amount of the Notes.
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**The Netherlands** The Notes (including rights representing an interest in a Global Note) may not be offered, have not been offered and will not be offered, directly or indirectly, *anywhere in the world*, as part of their initial distribution or as part of any reoffering, other than to persons who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).
37		Costs of Issue:	Not Applicable
38		Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i)	Temporary ISIN Code:	XS0212856255
	(ii)	ISIN Code:	XS0184578143
40	(i)	Temporary Common Code:	021285625
	(ii)	Common Code:	018457814
41		Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42		Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Deutsche Bank Luxembourg S.A. Rabo Securities N.V.
44	Additional steps that may only be taken following approval by an	Not Applicable

	Extraordinary Resolution in accordance with Condition 12(a):	
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.45, producing a sum of (for Notes not denominated in Euro):	€580,000,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	16 February 2005
49	Date of Base Offering Circular:	This Pricing Supplement should be read in conjunction with (i) the offering circular dated 15 October 2004 except for the terms and conditions contained therein, and (ii) with respect to the terms and conditions of the Notes, the terms and conditions contained in the offering circular dated 7 October 2003.

Signed on behalf of the Issuer:

By :

Duly authorised 

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1249A
TRANCHE NO: 1
EUR50,000,000 Callable Fixed to CMS Spread Notes 18 February due 2015

Issue Price: 100 per cent.

The Royal Bank of Scotland

The date of this Pricing Supplement is 16 February 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final term of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June, 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December, 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1249A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 50,000,000
	(ii) Tranche:	EUR 50,000,000
5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	Not Applicable
6	Specified Denominations:	EUR1,000
7	Issue Date:	18 February 2005
8	Maturity Date:	18 February 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	(1) In respect of the period from (and including) 18 February 2005 up to (but excluding) 18 February 2006, 7.00 per cent. per annum Fixed Rate. (2) In respect of the period from (and including) 18 February 2006 up to (but excluding) 18 February 2007, 5.00 per cent. per annum Fixed Rate. (3) Thereafter, provided that the Issuer has not exercised its Call Option (as described in item 22 below), Index Linked in respect of the period from (and including) 18 February 2007 up to (but excluding) the Maturity Date (further particulars specified below).
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate/Index Linked (see item 10 above)
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg

16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable, in respect of the period from (and including) the Issue Date up to (but excluding) 18 February 2007
	(i)	Rate of Interest:	(a) 7.00 per cent. per annum payable annually in arrear in respect of the period from and including the Issue Date to but excluding 18 February 2006. (b) 5.00 per cent. per annum payable annually in arrear in respect of the period from and including 18 February 2006 to but excluding 18 February 2007.
	(ii)	Interest Payment Date(s):	18 February 2006 and 18 February 2007
	(iii)	Fixed Coupon Amount:	(a) EUR70 per EUR1,000 in nominal amount in respect of the period from and including the Issue Date to but excluding 18 February 2006. (b) EUR50 per EUR1,000 in nominal amount in respect of the period from and including 18 February 2006 to but excluding 18 February 2007.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable

20	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	The Rate of Interest shall be a rate (expressed as a percentage) per annum calculated by the Calculation Agent in accordance with the following formula: **3 x (10yr CMS – 2yr CMS)** Where: "**10 yr CMS**" means the rate for 10 year Euro constant maturity swaps which appear on Reuters Page ISDAFIX2 on the Interest Determination Date. "**2 yr CMS**" means the rate for 2 year Euro Constant Maturity swaps which appear on Reuters Page ISDAFIX2 on the Interest Determination Date. "**Interest Determination Date**" means as of 11.00 a.m. (Frankfurt time) on the day that is two Business Days prior to the start of each Interest Period. **Provided that:** (i) for any day that is not a Frankfurt Business Day the rate for that day will be the rate on the immediately preceding Frankfurt Business Day and (ii) if Reuters Page ISDAFIX2 does not so appear, the Calculation Agent will name a substitute page. If no substitute page is available, the Calculation Agent will determine the relevant rate on the basis of the rates at which five dealers selected by the Calculation Agent offer such swaps on a daily basis. The highest and lowest of such rates will be discarded and the average of the remaining rates will be used. If five dealers are not available, the Calculation Agent will determine the relevant rate on the basis of the rates at which four dealers selected by the Calculation Agent offer such swaps on a daily basis.

		If fewer than four dealers are available, the Calculation Agent will determine the relevant rate in its sole discretion.
(ii)	Calculation Agent responsible for calculating the interest due:	Not applicable
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See item 20(i) above
(iv)	Interest Period(s)	12 months
(v)	Specified Interest Payment Dates:	18 February in each year, commencing 18 February 2008 up to and including the Maturity Date
(vi)	Business Day Convention:	Following Business Day Convention
(vii)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(viii)	Minimum Rate of Interest:	2.25 per cent. per annum
(ix)	Maximum Rate of Interest:	Not Applicable
(x)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)

21 **Dual Currency Note Provisions** Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 **Call Option** Applicable

(i)	Optional Redemption Date(s):	18 February 2007 and annually thereafter up to and including 18 February 2014
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 specified denomination
(iii)	If redeemable in part:	Not Applicable
(iv)	Minimum nominal amount to be redeemed:	Not Applicable
(v)	Maximum nominal amount to be redeemed:	Not Applicable
(vi)	Option Exercise Date(s):	Not Applicable
(vii)	Description of any other Issuer's option:	Not Applicable

	(viii) Notice period:	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 Target Business Days prior to the Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note**	EUR 1,000 per Note of EUR1,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as per the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 apply
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		The Royal Bank of Scotland plc
36	Additional selling restrictions:		Applicable **The Netherlands** The Notes will and may only be offered in the Netherlands, or by the Issuer anywhere in the world, and such an offer will and may only be announced, to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in

		securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211105662
40	Common Code:	021110566
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Branch as Calculation Agent and Fiscal and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of , producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable

48	Date of Pricing Supplement:	16 February 2004
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: A.C. Mulder
Duly authorised

(A.C. Stoechart-Mulder)

C:\DOCUME~1\STOECK~1\LOCALS~1\Temp\044 (Rabobank Nederland EUR50m Callable Spread Note due 2015)2.doc

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1250A

TRANCHE NO: 1

EUR 285,000,000 Callable Fixed to Index Linked Notes 2005 due 2035

Issue Price: 100.00 per cent.

Lehman Brothers International (Europe) **Rabobank International**

The date of this Pricing Supplement is 21 February 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering)* of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1250A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 285,000,000
	(ii) Tranche:	EUR 285,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR 285,000,000
6	Specified Denominations:	EUR 1,000
7	Issue Date:	23 February 2005
8	Maturity Date:	23 February 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing into Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 23 February 2007 the Notes shall bear interest at the Fixed Rate (the "**Fixed Rate Notes**"); and For the period from and including 23 February 2007 to but excluding the Maturity Date the Notes shall bear interest at the Floating Rate (the "**Floating Rate Notes**")
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Stock market of Euronext-Amsterdam-N.V.
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i) Rate of Interest:	8.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	23 February 2006 and 23 February 2007
	(iii) Fixed Coupon Amounts:	EUR 80.00 per EUR 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction:	Actual/Actual – ISMA, unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 23 February to but excluding 23 February in each year
	(ii) Specified Interest Payment Dates:	Interest will be payable annually in arrear on 23 February in each year, commencing on 23 February 2008 and ending on the Maturity Date.
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Rate Determination The Rate of Interest for each Interest Period is determined by the Calculation Agent in accordance with the following formula: 4 x (EUR-ISDA-EURIBOR Swap Rate-11:00 with a Designated Maturity of 10 years minus EUR-ISDA-EURIBOR Swap Rate-11:00 with a Designated Maturity of 2 years)
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix) ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	EUR-ISDA-EURIBOR Swap Rate-11:00
	- Designated Maturity:	As set out in 18(v) above
	- Reset Date:	The first Business Day of each Interest Period

		- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	2.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	9.00 per cent. per annum
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	23 February 2010, 23 February 2015, 23 February 2020, 23 February 2025 and 23 February 2030
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Lehman Brothers International (Europe)
	(ii) Stabilising Manager (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**Greece**

Each Dealer has represented and agreed that it has not publicly offered or sold and will not publicly offer or sell any Notes, in, or to persons in, the Hellenic Republic, or engage in advertisements, notices, statements or other actions in the Hellenic Republic, with a view to attracting resident investors in the Hellenic Republic to acquire Notes. All applicable provisions of law 876/1979 and Presidential Decree 52/1992, as now in force, must be complied with in respect of anything done with regard to the public offering of Notes in, from or otherwise involving the Hellenic Republic.

The Republic of Italy

Each Dealer has represented and agreed that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or any documentation relating to the Notes be distributed, in the Republic of Italy, except:

(i) to professional investors ("*operatori qualificati*"), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1st July, 1998, as amended; or

(ii) of 24th February, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14th May, 1999, as amended.

Any offer, sale or delivery of the Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1st September, 1993 (the "Banking Act"), as amended;

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, *inter alia*, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in compliance with any other applicable laws and regulations.

Jersey

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that (i) it has not offered or sold, and will not offer or sell, any Notes to any person resident for income tax purposes in Jersey, (ii) no prospectus, explanatory memorandum or other invitation offering such Notes for subscription, sale or exchange at any time has been or will be issued by it on behalf of the relevant Issuer to any person other than a financial institution, dealer or market maker, (iii) it will not make any offering of Notes at any time in circumstances which could constitute the circulation of a prospectus within the meaning of the Companies(Jersey) Law 1991, as amended, by the relevant Issuer and (iv) it will not take any action on behalf of any Issuer incorporated in Jersey that

would result in it being required to become registered under the Financial Services (Jersey) Law 1998.

Luxembourg

Each Dealer has represented and agreed that the Notes may not be offered, sold or delivered to the public within the Grand Duchy of Luxembourg, directly or indirectly, and neither this document, nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available, in or from, or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities.

		Portugal The Issuer and the Manager have represented and agreed that, they have not offered or sold and will not offer or sell, directly, the Notes to the public in Portugal, and have not distributed or caused to be distributed and shall not distribute or cause to be distributed to the public in Portugal, the Offering Circular and this Pricing Supplement or any other offering material relating to the Notes, and that such offers, sells and distributions have been and shall only be made in Portugal, trough private offer, to institutional investors, all as defined in and in accordance with articles 30, 109 and 110 of the Portuguese Securities Code. **Spain** Each Dealer has represented and agreed that the Notes may not be offered or sold in Spain by means of a public offer as defined and construed by Spanish law but may be offered or sold in Spain in compliance with the requirements of Law 24/1998, of 28th July (as amended by Law 37/1998, of 16th November), on the Spanish Securities Market and the Royal Decree 291/1992, of 27th March (as amended by the Royal Decree 2590/1998, of 7th December), on issues and public offers for the sale of securities. **Switzerland** Each Dealer has represented and agreed that no public offering may be made in Switzerland with respect to the Notes.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211840391
40	Common Code:	021184039
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. Calculation Agent: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Utrecht Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 285,000,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	21 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ____________________

Duly authorised



Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1257A
TRANCHE NO: 01

EUR 14,500,000 Varicap Notes due 2015

Issue Price: 100.00 per cent.

HSBC Bank plc

The date of this Pricing Supplement is 23 February 2005.

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the 'Offering Circular') dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	1257A
	(iii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 14,500,000
	(i)	Tranche:	EUR 14,500,000
5	(ii)	Issue Price:	100 per cent. Of the Aggregate Nominal Amount
	(iii)	Net proceeds:	EUR 14,500,000
6	Specified Denominations:		EUR 1,000
7	Issue Date:		25 February 2005
8	Maturity Date:		25 February 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Annual
	(ii)	Specified Interest Payment Dates:	Every 25 February in each year commencing on 25 February 2006 and ending on the Maturity Date subject to adjustment in accordance with the Modified Following Business Day Convention

(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
(ix)	Relevant Time:	11 a.m. (Frankfurt time)
(x)-	Interest Determination Date:	2 TARGET Business Days prior to the **last** day of each Interest Period
(xi)	Primary Source for Floating Rate:	Reuters Page "ISDAFIX2"
(xii)	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
(xiii)	Relevant Financial Centre:	Frankfurt

(xiv)	Benchmark:	"**EUR 10 year CMS**" means the annual swap rate for a euro swap transaction with a maturity of ten years, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Interest Determination Date. "**EUR 2 year CMS**" means the annual swap rate for a euro swap transaction with a maturity of two years, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Interest Determination Date. If the Reuters Screen Page ISDAFIX2 is cancelled or unavailable, the fallback provisions described under the Definition of "EUR – Annual Swap Rate – Reference Banks" contained within the Annex to the 2000 ISDA Definitions shall apply, save that the sentence "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "on the day that is 2 TARGET Business Days prior to the last day of each Interest Period" For the avoidance of doubt, in the event of any inconsistency between the capitalised terms defined in this Pricing Supplement and/or the Conditions on the one hand and in the 2000 ISDA Definitions on the other, the capitalised terms defined in this Pricing Supplement and/or the Conditions shall prevail.
(xv)	Representative Amount:	Not Applicable
(xvi)	Effective Date:	Not Applicable
(xvii)	Specified Duration:	10 years and 2 years
(xviii)	ISDA Determination (Condition 1(a)):	
(xix)	Floating Rate Option:	Not Applicable
(xx)	Designated Maturity:	Not Applicable
(xxi)	Reset Date:	Not Applicable

	(xxii)	ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(xxiii)	Margin(s):	Not Applicable
	(xxiv)	Minimum Rate of Interest:	Zero per cent. per annum
	(xxv)	Maximum Rate of Interest:	Min [CMS10 + Spread or 10 times {CMS 10 minus CMS 2}]
	(xxvi)	Day Count Fraction (Condition 1(a)):	Act/Act ISMA
	(xxvii)	Rate Multiplier:	Not Applicable
	(xxviii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		EUR 100,000 per Note of EUR 100,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day nor to any interest or other sum in respect of such early or postponed payment"
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the

		permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	HSBC Bank plc
36	Additional selling restrictions:	**The Netherlands** The Notes will and may only be offered in the Netherlands, or by the Issuer anywhere in the world, and such an offer will and may only be announced, to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0212914989
40	Common Code:	021291498
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, and as determination agent, Paying Agent and Calculation Agent Deutsche Bank Luxembourg SA

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	23 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: ______________ (AC. Stocclart-Mulder)

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1253A
TRANCHE NO: 1

EUR 210,000,000 Floating Rate Notes due February 2020

Issue Price: 100 per cent

IXIS Corporate & Investment Bank

The date of this Pricing Supplement is 22 February, 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1253A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 210,000,000
	(i)	Tranche:	EUR 210,000,000
5	(ii)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(iii)	Net proceeds:	EUR 210,000,000
6	Specified Denominations:		EUR100,000
7	Issue Date:		24 February 2005
	Interest Commencement Date		Issue Date
8	Maturity Date:		24 February 2020
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Please see the Annex attached Hereto.

(i)	Interest Period(s):	The period beginning on and including 24 February, 2005 and ending on but excluding 24 May 2005 and each successive period beginning on and including a Specified Interest Payment Date and ending on but excluding the next succeeding Specified Interest Payment Date
(ii)	Specified Interest Payment Dates:	Quarterly in arrears, 24 February, 24 May, 24 August and 24 November in each year commencing on 24 May, 2005, up to and including the Maturity Date.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Please see the Annex attached hereto
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) :	IXIS Corporate & Investment Bank
(viii)	Screen Rate Determination (Condition 1(a)):	Please see the Annex attached hereto
(ix)	- Relevant Time:	11:00 a.m. (Frankfurt time)
(x)-	Interest Determination Date:	Five TARGET Business Days prior to the beginning of the relevant Interest Period.
(xi)	- Primary Source for Floating Rate:	Not Applicable
(xii)	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
(xiii)	- Relevant Financial Centre:	TARGET
(xiv)	- Benchmark:	Not Applicable
(xv)	- Representative Amount:	Not Applicable
(xvi)	- Effective Date:	Not Applicable
(xvii)	- Specified Duration:	Not Applicable
(xviii)	ISDA Determination (Condition 1(a)):	
(xix)	- Floating Rate Option:	Not Applicable
(xx)	- Designated Maturity:	Not Applicable
(xxi)	- Reset Date:	Not Applicable

(xxii)	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(xxiii)	Margin(s):	Not Applicable
(xxiv)	Minimum Rate of Interest:	0.00 per cent. per annum
(xxv)	Maximum Rate of Interest:	Not Applicable
(xxvi)	Day Count Fraction (Condition 1(a)):	30/360
(xxvii)	Rate Multiplier:	Not Applicable
(xxviii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note**	EUR 100,000 per Note of EUR 100,000 specified denomination
25	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	*Financial Centre(s) (Condition 8(h)) or other* special provisions relating to payment dates:	TARGET: The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day and the holder shall not be entitled to any interest or other sum in respect of such early or postponed payment."
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by

		delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	IXIS Corporate & Investment Bank
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0212211477
40	Common Code:	021221147
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and IXIS Corporate & Investment Bank as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	22 February, 2005

49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Annex

The Notes shall bear interest at a rate determined by the Calculation Agent in accordance with the following formula:

$$\textbf{Max}\ [(1+\text{Reference Rate}-0.735\%)^{0.25}-1;0\%]$$

Where:

Reference Rate: EUR-ISDA-EURIBOR 10 years Swap Rate- 11:00 a.m., means in respect of each Specified Period, the annual swap rate for euro swap transactions expressed as a percentage and shall be determined in accordance with the Floating Rate Option "EUR-ISDA-EURIBOR-Swap Rate-11:00" of the ISDA Definitions with a Designated Maturity of 10 years.

If the Calculation Agent determines in its sole and absolute discretion that, on any Determination Date the 10 year CMS:

does not appear on the Reuters Page ISDAFIX2 (or any successor or the other relevant page); or

for any other reason, is unavailable or cannot reasonably be calculated,

the 10 year CMS as the case may be will be the rate determined by the Calculation Agent as the EUR-Annual Swap Rate Reference banks as defined in the 2000 ISDA Definitions.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1255A
TRANCHE NO: 1
EUR 100,000,000 Fixed Rate/Inflation-linked Notes due 2020

Issue Price: 100.00 per cent

Morgan Stanley

The date of this Pricing Supplement is 23 February 2005.

Noteholders and prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Noteholders and prospective purchasers of the Notes should conduct their own investigations and, in deciding whether or not to purchase the Notes, prospective purchasers should form their own views of the merits of an investment, based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular issue of Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation. Certain issues of Notes are not an appropriate investment for investors who are unfamiliar with the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options, investors should also have sufficient financial resources to bear the risks of an investment in the Notes.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*"Reglement Procedure Beursnotering"*) of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

1	Issuer:	Coöperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1255A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euros ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 100,000,000
6	Specified Denomination:	EUR 1,000
7	Issue Date:	25 February 2005
8	Maturity Date:	25 February 2020
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate for the period from and including 25 February 2005 to but excluding 25 February 2008 (the "**Fixed Rate Period**"). Index-Linked for the period from and including 25 February 2008 to but excluding the Maturity Date (the "**Index-Linked Period**") (Further particulars specified in items 17 and 20 below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See Item 10 above
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Application has been made for the Notes to listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable for the Fixed Rate Period
	(i) Rate(s) of Interest:	In respect of the period from and including the

			Issue Date to but excluding 25 February 2006 (the "**First Fixed Rate Period**"), 6.00 per cent. per annum payable annually in arrear; and in respect of the period from and including 25 February 2006 to but excluding 25 February 2008 (the "**Second Fixed Rate Period**"), 4.00 per cent. per annum, payable annually in arrear.
	(ii)	Interest Payment Date(s):	25 February in each year from and including 25 February 2006 to and including 25 February 2008
	(iii)	Fixed Coupon Amount (s):	EUR 60 per Specified Denomination in respect of the First Fixed Rate Period; and EUR 40 per Specified Denomination in respect of the Second Fixed Rate Period
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-(ISMA)
	(vi)	Interest Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Calculation Agent responsible for calculating the interest due in respect of the Fixed Rate Period.	Deutsche Bank AG London
	(viii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable for the Index-Linked Period
	(i)	Index:	Subject to (iii) below, the EUROSTAT Consumer Price Index (excluding Tobacco) ("**CPI**") for the Eurozone as calculated and published (unrevised) monthly on Reuters page OATEI01 by the Statistical Office of the European Communities ("**EUROSTAT**") or relevant successor page (or such other service as may be nominated as the information vendor from time to time), for the purposes of displaying the level of CPI or any comparable index which may replace the Index in such circumstances as described below. The relevant data series shall be the one which is available on the Reuters Page OATEINDEXED01 and Bloomberg Page

CPTFEMU as published by the French Tersor for OATei and which can also be viewed on the webpage: www.aft.fr.

Formula:

The Rate of Interest in respect of each Interest Period within the Index-Linked Period will be a rate per annum determined by the Index Determination Agent on the relevant Valuation Date in accordance with the following formula, expressed as a percentage rounded to the *nearest two decimal places:*

1.00 per cent. per annum plus the greater of [($CPI_{(n-1)}$ / $CPI_{(n-2)}$) - 100 per cent.] and 0 per cent.

Where:

$CPI_{(n-1)}$ and $CPI_{(n-2)}$ mean, in relation to the Specified Interest Payment Date relating to an Interest Period, the levels of the Index for the months set out in the table below adjacent to such Specified Interest Payment Date:

Specified Interest Payment Date falling in	**$CPI_{(n-1)}$**	**$CPI_{(n-2)}$**
February 2009	October 2007	October 2006
February 2010	October 2008	October 2007
February 2011	October 2009	October 2008
February 2012	October 2010	October 2009
February 2013	October 2011	October 2010
February 2014	October 2012	October 2011
February 2015	October 2013	October 2012
February 2016	October 2014	October 2013
February 2017	October 2015	October 2014
February 2018	October 2016	October 2015
February 2019	October 2017	October 2016
February 2020	October 2018	October 2017

(ii) Agent responsible for calculating the interest due in respect of the Index-Linked Period:

Morgan Stanley Capital Services Inc. shall act as Index Determination Agent whose determinations and calculations shall be binding in the absence of manifest error.

(iii) Provisions for determining Coupon where calculation

Changes in circumstances affecting the Index:

by reference to Index and/or Formula is impossible or impracticable:

(a) **Changes in Base**: If the Index is revised to a new base, the Index Determination Agent will make any necessary adjustments to the relevant index figures to preserve the economic intention of these terms and conditions;

(b) **Delay in publication of RPI**: If the Index is not published on or before the day that is two Business Days before the relevant Valuation Date, the Index Determination Agent shall use the Index last published before such relevant Valuation Date save that such previous Index may not be used for two or more Valuation Dates in succession;

(c) **Cessation of Publication or Fundamental Change**: If the Index is no longer calculated or published by EUROSTAT, or the Index has not been published for two consecutive months, or the Index Determination Agent determines in good faith that the Index is substantially altered or if any change is made to the calculation of the Index which, in the reasonable opinion of the Index Determination Agent fundamentally affects the intended economic effect of these terms and conditions, the Index Determination Agent will use:

(i) where a similar index is published by a successor entity using a substantially identical calculation formula (the "**First Substitute Index**"), such published level in lieu of the Index;

(ii) where the First Substitute Index is not available, such substitute index (the "**Second Substitute Index**") as may be published by the relevant authority responsible for monitoring the average change in European consumer

prices (such relevant authority to be determined by the Index Determination Agent in its sole and absolute discretion) in respect of the relevant month;

(iii) where neither the First Substitute Index nor the Second Substitute Index is available, such substitute Index or such method of determining the Index as the Index Determination Agent shall determine, acting reasonably and in good faith, including any amendments to these terms and conditions that may be necessary to preserve the intended economic effect herein.

(d) **Correction of Index**: If the Index published on a given day is subsequently corrected, the Index Determination Agent will determine the amount payable by either party hereto using the level published prior to any such correction except where such correction is (a) made in order to correct a manifest error (in the opinion of the Index Determination Agent) and (b) published on or before the day that is two Business Days before the relevant Valuation Date, in which case the Index Determination Agent will use the corrected level. Any determination of the Index pursuant to this paragraph shall be used in determining any future amount payable.

Notices:

In respect of the Index-Linked Period, the Index Determination Agent upon determining the relevant Rate of Interest in respect of the relevant Interest Period in accordance with the provisions of this item shall forthwith notify such rate to the Calculation Agent who shall determine the relevant Interest Amount payable in respect of such Interest Period in accordance with the provisions set out below and the conditions.

(iv) Interest Periods: In respect of the Index-Linked Period, the Interest Periods shall run from and including

			25 February to but excluding 25 February in the following year, commencing on 25 February 2008. The final Interest Period will end on but exclude the Maturity Date.
	(v)	Specified Interest Payment Dates:	25 February in each year in the Index-Linked Period, commencing on 25 February 2008 up to and including the Maturity Date in accordance with the Business Day Convention.
	(vi)	Business Day Convention:	Following Business Day Convention
	(vii)	Business Centre(s) (Condition 1(a)):	TARGET
	(viii)	Minimum Rate of Interest:	1.00 per cent. per annum
	(ix)	Maximum Rate of Interest:	Not applicable
	(x)	Interest Amount:	The Interest Amount payable on each Note in respect of any Interest Period shall be an amount calculated by the Calculation Agent in accordance with Condition 6(h).
	(xi)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(xii)	Valuation Date;	Five Target Business Days prior to the Specified Interest Payment Date relating to such Interest Period, provided that if such day is not a Business Day then the Valuation Date shall be the immediately following Business Day.
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
	(ii)	Redemption for taxation	Yes

		reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the Temporary Global Note evidencing the Notes for interest in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No.
29	Details relating to Partly Paid Notes:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211503478
40	Common Code:	021150347
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	The Depository Trust Company	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal Agent, Paying Agent and Calculation Agent: Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom Amsterdam Listing Agent: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Croeselaan 18, 3521 CB Utrecht, The Netherlands Paying Agent Rabo Securities N.V. Amstelplein 1, 1096 HA Amsterdam The Netherlands Index Determination Agent: Morgan Stanley Capital Services Inc., 1585 Broadway, New York, NY 10036, USA

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of	Not Applicable

	Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:		
	(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii)	Numbering and letters:	In the event that definitive notes should be printed, such definitive notes will be numbered from 1 onwards and in the denominations of EUR 1,000 and will be preceded by those prefixes required by the listing rules of Euronext Amsterdam.
	(iii)	Whether CF-Form Notes will be issued:	No
	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 100,000,000
	(vi)	Amsterdam Listing Agent:	Rabobank Nederland
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	Notices will be published in the Euronext Official Daily List ("Daily Official List") of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands.
47	Effective yield at Issue Price:		Not applicable
48	Date of Pricing Supplement:		23 February 2005
49	Date of Base Offering Circular:		15 October 2004

Signed on behalf of the Issuer:

By: ______________ (A.C. Stoechar - Mulder)
Duly authorised

Annex

Information About and Historical Performance of the Index

Note: All information in this Pricing Supplement relating to the Index, including, without limitation, its composition, method of calculation and changes in its components, is derived from publicly available information. Such information is provided for information purposes only and is not indicative of the likely performance of the Notes. None of the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent shall have any responsibility for any errors or omissions in the calculation and publication of the Index. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgement and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent. The information contained in this section (in particular, website addresses and details of publication methods and dates) is stated as at the date of issue of the Notes only, and is subject to change.

Summary The CPI is an aggregation of relevant Harmonised Indices of Consumer Prices and reflects consumer price inflation (excluding tobacco) in those EU member states that are members of the Eurozone – having adopted the euro as their currency as participants in the third stage of Economic and Monetary Union.

General Information Harmonised Indices of Consumer Prices ("**HICPs**") are indices of inflation compiled according to methodology developed by the national statistical institutes of member states of the European Union in conjunction with Eurostat.

HICP figures are harmonised inflation figures required under Article 121 (consolidated version) of the Treaty establishing the European Community. They are designed for international comparison of consumer price inflation.

HICP indices cover "household final monetary consumption expenditure". The relative importance of consumers' expenditure in terms of particular goods or services varies from country to country. Therefore, there is no uniform basket applying to all member states.

Compilation Individual countries first publish their own HICP figures in conjunction with their consumer price indices. Following each country's publication of its own HICP figures, Eurostat aggregates these and publishes aggregate HICP figures for the European Union (the European Index of Consumer Prices or EICP), for the Eurozone (the Monetary Union Index of Consumer Prices or MUICP) and for the European Economic Area (the European Economic Area Index of Consumer Prices or EEAICP).

Revisions and Publication Eurostat generally publishes MUICP figures approximately 16 to 18 days following the end of the relevant month. MUICP figures as published by Eurostat are occasionally revised after publication upon more accurate data becoming available. The Index as used in connection with the Notes, however, consists only of the unrevised figures first published by Eurostat (disregarding preliminary estimates). The tables of historical data found on the main pages of Eurostat's website (http://europa.eu.int/comm/eurostat/) contain the revised figures and therefore will not reflect exactly the development of the Index. Unrevised figures can be obtained by subscription to Eurostat's New Cronos database. The most convenient source of information about the development of the Index is currently the internet site of Agence France Trésor (http://www.aft.fr/oat/us/ipceuro.html) as the Index is the same as the index used to calculate payments under the French Republic's OATei securities.

Disclaimer on behalf of Eurostat The Notes are not in any way sponsored, endorsed, sold or promoted by Eurostat. Eurostat has no obligation to take the needs of Noteholders into consideration in composing, determining or calculating the Index (or causing the Index to be calculated). In addition, Eurostat makes no warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Index and/or the level at which the Index stands at any particular time on any particular day or otherwise, and shall not be liable, whether in negligence or otherwise, to any person for any error in the Index or under any obligation to advise any person, including, without limitation, the Issuer or Noteholders, of any error therein.

The CPI (excluding Tobacco) unrevised data:

Frequency: Monthly

Last 2 Years:

January 2003	111.50
February 2003	112.00
March 2003	112.50
April 2003	112.70
May 2003	112.60
June 2003	112.70
July 2003	112.50
August 2003	112.70
September 2003	113.10
October 2003	113.20
November 2003	113.20
December 2003	113.60
January 2004	113.20
February 2004	113.50
March 2004	114.100
April 2004	114.70
June 2004	115.10
July 2004	114.80
August 2004	115.10
September 2004	115.20
October 2004	115.70
November 2004	115.60
December 2004	115.90

Source: Bloomberg, Page CPTFEMU.

Note: All information in this Pricing Supplement relating to the Index, including, without limitation, its composition, method of calculation and changes in its components, is derived from publicly available information. Such information is provided for information purposes only and is not indicative of the likely performance of the Notes. None of the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent shall have any responsibility for any errors or omissions in the calculation and publication of the Index. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgement and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent. The information contained in this section (in particular, website addresses and details of publication methods and dates) is stated as at the date of issue of the Notes only, and is subject to change.

Summary The CPI is an aggregation of relevant Harmonised Indices of Consumer Prices and reflects consumer price inflation (excluding tobacco) in those EU member states that are members of the Eurozone – having adopted the Euro as their currency

Disclaimer on behalf of Eurostat The Notes are not in any way sponsored, endorsed, sold or promoted by Eurostat. Eurostat has no obligation to take the needs of Noteholders into consideration in composing, determining or calculating the Index (or causing the Index to be calculated). In addition, Eurostat makes no warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Index and/or the level at which the Index stands at any particular time on any particular day or otherwise, and shall not be liable, whether in negligence or otherwise, to any person for any error in the Index or under any obligation to advise any person, including, without limitation, the Issuer or Noteholders, of any error therein.

The CPI (excluding Tobacco) unrevised data:

Frequency: Monthly

Last 2 Years:

January 2003	111.50
February 2003	112.00
March 2003	112.50
April 2003	112.70
May 2003	112.60
June 2003	112.70
July 2003	112.50
August 2003	112.70
September 2003	113.10
October 2003	113.20
November 2003	113.20
December 2003	113.60
January 2004	113.20
February 2004	113.50
March 2004	114.100
April 2004	114.70
June 2004	115.10
July 2004	114.80
August 2004	115.10
September 2004	115.20
October 2004	115.70
November 2004	115.60
December 2004	115.90

Source: Bloomberg, Page CPTFEMU.

Note: All information in this Pricing Supplement relating to the Index, including, without limitation, its composition, method of calculation and changes in its components, is derived from publicly available information. Such information is provided for information purposes only and is not indicative of the likely performance of the Notes. None of the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent shall have any responsibility for any errors or omissions in the calculation and publication of the Index. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgement and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer, the Dealer, the Index Determination Agent or the Calculation Agent. The information contained in this section (in particular, website addresses and details of publication methods and dates) is stated as at the date of issue of the Notes only, and is subject to change.

Summary The CPI is an aggregation of relevant Harmonised Indices of Consumer Prices and reflects consumer price inflation (excluding tobacco) in those EU member states that are members of the Eurozone – having adopted the Euro as their currency

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1245A
TRANCHE NO: 1
EUR 150,000,000 Callable Fixed Rate/CMS-linked Notes due February 2035

Issue Price: 100.00 per cent.

Lehman Brothers

The date of this Pricing Supplement is 18 February 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**"), dated 15 October 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('*Reglement Procedure Beursnotering*') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003 date of latest published annual accounts.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1245A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 150,000,000
	(ii) Tranche:	EUR 150,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 150,000,000
6	Specified Denominations:	EUR 1,000
7	Issue Date:	22 February 2005
8	Maturity Date:	22 February 2035
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate/Index-Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	From and including the Issue Date to but excluding 22 February 2008: Fixed Rate; From and including 22 February 2008 up to and including the Maturity Date: Index-Linked Notes
13	Put/Call Options:	Call Option
14	Status of the Notes:	Senior
15	Listing:	Luxembourg Euronext Amsterdam
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	6.00 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	22 February 2006, 22 February 2007 and 22 February 2008
	(iii)	Fixed Coupon Amount [(s)]:	EUR 60.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Act/Act (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	22 February 2006, 22 February 2007 and 22 February 2008
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	In respect of each Specified Denomination and each Interest Period from and including 22 February 2008, the Rate of Interest per annum ("**R**") shall be determined by the Calculation Agent in accordance with the following formula: **R = 4 x (CMS 10Y – CMS 2Y)** subject to a Minimum Interest Rate of 2.50 per cent. per annum and a Maximum Interest Rate of 9.00 per cent. per annum Where: "**CMS 2Y**" means the rate for EUR swaps with a maturity of two years, expressed as a percentage, which appear on the Reuters Screen ISDAFIX2 (or any successor to that page) under the heading "EURIBOR BASIS" and above the caption "11:00 AM FRANKFURT" as of 11:00 a.m., Frankfurt time on the day that is two TARGET Settlement Days preceding each Reset Date (the "**Interest Determination Date**")

"**CMS 10Y**" means the rate for EUR swaps with a maturity of ten years, expressed as a percentage, which appear on the Reuters Screen ISDAFIX2 (or any successor to that page) under the heading "EURIBOR BASIS" and above the caption "11:00 AM FRANKFURT" as of 11:00 a.m., Frankfurt time on the relevant Interest Determination Date

PROVIDED THAT, if on any Interest Determination Date the Calculation Agent determines in its sole and absolute discretion that either CMS 2Y or CMS 10Y:

- does not appear on the Reuters Screen ISDAFIX2 (or any successor page to that page); or
- for any other reason, is unavailable or cannot reasonably be calculated,

Then, in relation to that Interest Determination Date, CMS 2Y or CMS 10Y, as the case may be, will be the rate determined by the Calculation Agent as the EUR-Annual Swap Rate-Reference Banks as defined in Section 7.1(e)(xxii) of the Annex to the 2000 ISDA Definitions (June 2000 Version) with a Designated Maturity of two years (in relation to 2Y CMS) and ten year (in relation to 10Y CMS), provided, however, that this rate shall be determined as if "EUR-ISDA-EURIBOR Swap Rate-11.00" had been elected

"**Reset Date**" means the first day of each Interest Period

(ii)	Calculation Agent responsible for calculating the interest due:	Lehman Brothers International (Europe)
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See (i) above
(iv)	Interest Period(s)	Each period from and including an Interest Period Date to but excluding the next Interest Period Date

			Where "**Interest Period Date**" means 22 February in each year, from and including 22 February 2008 up to and including 22 February 2035, such dates not subject to adjustment under any Business Day Convention
	(v)	Specified Interest Payment Dates:	22 February in each year, from and including 22 February 2009 up to and including the Maturity Date (subject to adjustment in accordance with the Following Business Day Convention)
	(vi)	Business Day Convention:	Following Business Day Convention
	(vii)	Business Centre(s) (Condition 1(a)):	TARGET
	(viii)	Minimum Rate of Interest:	2.50 per cent. per annum
	(ix)	Maximum Rate of Interest:	9.00 per cent. per annum
	(x)	Day Count Fraction (Condition 1(a)):	Act/Act (ISMA)
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	22 February 2010, 22 February 2015, 22 February 2020, 22 February 2025 and 22 February 2030
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Minimum nominal amount to be redeemed:	Not Applicable
	(v)	Maximum nominal amount to be redeemed:	Not Applicable
	(vi)	Option Exercise Date(s):	Not Applicable
	(vii)	Description of any other Issuer's option:	Not Applicable

	(viii) Notice period:	The Notice Period shall be not less than 5 Business Days' prior to the relevant Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 as amended in paragraph 33 below, to the Noteholders
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note**	EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211174049
40	Common Code:	021117404
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	The Depository Trust Company	*Not Applicable*
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent Lehman Brothers International (Europe) as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and 2.1.20 of Schedule B, of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	EUR 150,000,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable

48	Date of Pricing Supplement:	18 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1252A

TRANCHE NO: 1

EUR 30,000,000 Callable Cumulative Inverse Floater Notes 2005 due 2015

Issue Price: 100.00 per cent.

UBS Limited

The date of this Pricing Supplement is 23 February, 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes, and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*'Reglement Procedure Beursnotering'*) of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due dilligence investigation wiht respect to the Offering Circular pursuant to the Listing Procedure Rules.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i) Series Number:	1252A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 30,000,000
	(ii) Tranche:	EUR 30,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6	Specified Denominations:	EUR 10,000
7	Issue Date:	25 February, 2005
8	Maturity Date:	25 February, 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	For the period from and including the Issue Date to but excluding 25 February, 2006: 8.00 per cent. Fixed Rate (further particulars specified in Paragraph 17 below). For the period from and including the Interest Payment Date falling on or nearest to 25 February, 2006 to but excluding the Maturity Date: Floating Rate (further particulars specified in Paragraph 18 below).
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Applicable. See Paragraph 10 above
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Euronext
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions:**	Applicable.
(i)	Rate(s) of Interest:	8.00 per cent. per annum payable semi-annually in arrear.
(ii)	Interest Payment Date(s):	August 25, 2005 and February 25, 2006
(iii)	Fixed Coupon Amount(s):	EUR 400.00 per note of EUR 10,000 denomination.
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Act/Act-ISDA (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18.	**Floating Rate Provisions:**	Applicable.
(i)	Interest Period(s):	The Period beginning on (and including) 25 February, 2006 and ending on (but excluding) 25 August, 2006 and each subsequent period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date.
(ii)	Specified Interest Payment Dates:	25 February and 25 August in each year from and including 25 August, 2006 to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention, each such date an Interest Payment Date.
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Business Centre (Condition 1(a)):	TARGET

(v) Manner in which Rates of Interest are to be determined:

The Rate of Interest shall be reset semi-annually and Calculated in the following manner:

(i) For the period from 25 February, 2006 to but excluding 25 February, 2007 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 5.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(ii) For the period from 25 February, 2007 to but excluding 25 February, 2008 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 5.50 per cent.) less 2 x 6 Month EUR EURIBOR;

(iii) For the period from 25 February, 2008 to but excluding 25 February, 2009 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 6.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(iv) For the period from 25 February, 2009 to but excluding 25 February, 2010 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 6.50 per cent.) less 2 x 6 Month EUR EURIBOR;

(v) For the period from 25 February, 2010 to but excluding 25 February, 2011 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 7.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(vi) For the period from 25 February, 2011 to but excluding 25 February, 2012 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 7.50 per cent.) less 2 x the 6 Month EUR EURIBOR;

(vii) For the period from 25 February, 2012 to but excluding 25 February, 2013 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 8.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(viii) For the period from 25 February, 2013 to but excluding 25 February, 2014 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 8.50 per cent.) less 2 x 6 Month EUR EURIBOR; and

(ix) For the period from 25 February, 2014 to but excluding the Maturity Date the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 9.00 per cent.) less 2 x the Reference Rate.

"**6 Month EUR EURIBOR**" means the rate for deposits in EURO for a period of 6 months, which appears on the Telerate Page 248 (Screen Reference Rate Source) as of 11:00 a.m. Brussels time ("Fixing Time") 5 Business Days prior to the end of the relevant Interest Period, as determined by the Calculation Agent (in its sole and absolute discretion).

"Telerate Page 248" means the page of the Moneyline Telerate Service specified as page 248, or such other page, section, caption, column or other part as may replace it on that information service or other such information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purposes of displaying rates or prices comparable to the Reference Rate. If no other such page, section, caption, column or other part of the Moneyline Telerate service is available or if no such other information service is available, the Reference Rate will be determined in accordance with the fall back provisions provided for in connection with Screen Rate Determination of the Relevant Rate.

(vi)	Interest Period Date(s)	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	UBS AG, London Branch
(viii)	Screen Rate Determination (Condition 1(a))	Applicable, as modified herein
	- Relevant Time:	11.00am Brussels Time
	- Interest Determination Date:	5 London Business Days prior to the end of the relevant Interest Payment Period.
	- Primary Source for Floating Rate:	Telerate Page 248
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	TARGET

	- Benchmark:	EUR EURIBOR
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	6 month
(ix)	ISDA Determination (Condition1 (a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Act/Act-ISDA (unadjusted)
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different form those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions:**	Not Applicable
20	**Index Linked Interest Note Provisions:**	Not Applicable
21	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option:**	Applicable
(i)	Optional Redemption Date(s):	Any Interest Payment Date, commencing on and including the Interest Payment Date falling on or nearest to 25 February, 2006 to and including the Interest Payment Date falling on or nearest to 25 August, 2014.
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination.
(iii)	If redeemable in part:	Not Applicable

(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Noteholders' option:	Not Applicable
(vi)	Notice Period (if other than set out in the Conditions):	The Issuer shall give notice in accordance with Condition 15 of its intention to redeem the Notes, in whole and not in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.

23 Put Option: Not Applicable

24 Final Redemption Amount: EUR 10,000 per Note of EUR 10,000 specified denomination.

25 Early Redemption Amount:

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26 Form of Notes: **Bearer Notes**

(i)	Temporary or permanent global Note/ Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules

27 Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: TARGET

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	UBS Limited

36 Additional selling restrictions:

Hong Kong:

The Notes have not been offered and sold, and the purchaser represents and agrees that it will not offer and sell the Notes in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the laws of Hong Kong) or to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made that Ordinance, or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance. In relation to the issue of the Notes, each purchaser represents and agrees that it has not issued and will not issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

UK and Germany Minimum Levels:

As a guide, this Note should not be sold with a consideration of less than EUR 50,000 or equivalent.

37 Costs of Issue: Not Applicable[1]

38 Subscription period: Not Applicable

OPERATIONAL INFORMATION

39 ISIN Code: XS0211766059

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Dealer. Please note that these costs are not of a material nature.

40	Common Code:	021176605
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: UBS AG, London Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i)Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 30,000,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable

48 Date of Pricing Supplement: 23 February, 2005

49 Date of Base Offering Circular: 15 October, 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1256A
TRANCHE NO: 1

EUR 50,000,000 Fixed to Geared Inflation-linked Notes due February, 2015 (the "Notes")

Issue Price: 100.00 per cent

Merrill Lynch International

The date of this Pricing Supplement is 22 February, 2005

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the 'Offering Circular') dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Set out any additions or variations to the selling restrictions.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

There has been no significant change in the financial or trading position of the Issuer since 30 June, 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December, 2003.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	1256A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		EUR 50,000,000
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5	(iii)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(iv)	Net proceeds:	EUR 50,000,000
6	Specified Denominations:		EUR 1,000, EUR 10,000 and EUR 100,000
7	(i) Issue Date:		24 February, 2005
	(ii) Interest Commencement Date		Not Applicable
8	Maturity Date:		24 February, 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate/Index Linked Interest (further particulars specified below in items 17 and 20)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Applicable to Interest Basis only

(a) For each Interest Period in the period from (and including) 24 February, 2005 to (but excluding) 24 February, 2006 (the **"Fixed Rate Interest Period"**) the Notes shall bear interest on a Fixed Rate interest basis; and

(b) For each Interest Period in the period from (and including) 24 February, 2006 to (but excluding) 24 February, 2015 (the **"Index Linked Interest Period"**) the Notes shall bear interest on a Index Linked interest basis.

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable to the Fixed Rate Interest Period only.
	(i)	Rate(s) of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 February, 2006
	(iii)	Fixed Coupon Amount (s):	EUR 50 per EUR 1,000 Specified Denomination in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable to the Index Linked Interest Period only.
	(i)	Index/Formula:	The Interest Amount payable for each Note of a Specified Denomination will be calculated in accordance with the provisions of Schedule 1 hereto – *Index Linked Interest*
	(ii)	Calculation Agent responsible for calculating the interest due:	**"Calculation Agent"** shall mean Merrill Lynch Capital Services, Inc. The Calculation Agent shall act as an independent expert and not as an agent for the Issuer or the Noteholders.

			All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained by the Calculation Agent shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive and binding on the Issuer, the Calculation Agent, the Paying Agents and all Noteholders and Couponholders; and in the absence of the aforesaid manifest error, wilful default or bad faith, no liability to the Noteholders, Couponholders, the Issuer, or the Paying Agents shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to the Conditions in relation to such determinations.
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Schedule 1 hereto (*Index Linked Interest)* attached hereto.
	(iv)	Interest Period(s)	The period beginning on (and including) the Interest Payment Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(v)	Specified Interest Payment Dates:	24th February in each year from 24 February, 2007 up to 24 February, 2015.
	(vi)	Business Day Convention:	Not Applicable
	(vii)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(viii)	Minimum Rate of Interest:	Zero per cent.
	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	30/360
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination in nominal amount, EUR 10,000 per Note of EUR 10,000 Specified Denomination in nominal amount and EUR 100,000 per Note of EUR 100,000 Specified Denomination in nominal amount.
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	temporary Global Note/Certificate exchangeable for a permanent Global Note/Certificate which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 apply
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Merrill Lynch International
36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered

		will be complied with."
37	Costs of Issue	Not Applicable
	(i) Costs borne by purchases of Notes:	Not Applicable
	(ii) Commissions paid to intermediaries	Not Applicable
	(iii) Other Costs	Not Applicable
38	Subscription period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211745210
40	Common Code:	21174521
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG. London Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price	Not Applicable
48	Date of Pricing Supplement:	22 February, 2005
49	Date of Base Offering Circular:	15 October, 2004

Signed on behalf of the Issuer:

By: ACMueller (A.C. Stoecker-Mueller)
Duly authorised

SCHEDULE 1

INDEX LINKED INTEREST

1. Rate of Interest for Index Linked Interest Notes

Each Note bears interest on its outstanding nominal amount from (and including) 24 February, 2006 at the rate per annum (expressed as a percentage) equal to the Rate of Interest which shall be determined by the Calculation Agent in its sole and absolute discretion in accordance with the following formula:

140.00 per cent. x Annual $Inflation_C$

subject to a Minimum Rate of Interest as defined in item 20(viii);

2. Definitions

For the purposes of this Pricing Supplement, the following definitions shall apply:

"Annual $Inflation_C$" means, in respect of each Interest Period, an amount determined by the Calculation Agent in its sole and absolute discretion, equal to the following:

$(CPI_n/CPI_{n-1})/ CPI_{n-1}$

"CPI_n" means:

(i) in respect of the first Interest Period during the Index Linked Interest Period the level of the Reference Index as of 24 February, 2007

(ii) in respect of each subsequent Interest Period, the level of the Reference Index on the relevant Specified Interest Payment Date.

"CPI_{n-1}" means:

(iii) in respect of the first Interest Period during the Index Linked Interest Period, the level of the Reference Index as of 24 February, 2006.

(iv) in respect of each subsequent Interest Period, the level of the Reference Index on the preceding Specified Interest Payment Date.

"**HICP**" means the harmonised index of consumer prices for countries in the eurozone excluding tobacco (unrevised) (Bloomberg: CPTFEMU) calculated and produced by the HICP Sponsor on a monthly basis;

"HICP Sponsor" means the Statistical Office of the European Communities, and any agent or other person acting on behalf of such person.

"Reference Index" means the HICP published for the month 15 months prior to the month in which the relevant Specified Interest Payment Date falls.

3. Adjustments to HICP

3.1 If at the time for calculation of CPI_n or CPI_{n-1}, the HICP is:

(a) *not calculated and announced by the HICP Sponsor but is calculated and* published by a successor to the HICP Sponsor (the "**Successor HICP Sponsor**") acceptable to the Calculation Agent; or

(b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for, and method of, calculation as used in the calculation of the HICP; or

(c) not in existence but the Calculation Agent considers there to be an alternative index which, if substituted for the HICP, would materially preserve the economic equivalent of the rights of the Noteholders under the Notes immediately prior to such substitution,

then the HICP shall be deemed to be the index so calculated and published by the Successor HICP Sponsor or that successor or alternative index, as the case may be.

3.2 If on or prior to the tenth Business Day prior to the relevant Specified Interest Payment Date there is no Successor HICP Sponsor or successor or alternative index available, the Calculation Agent shall take all reasonable measures to determine Annual $Inflation_C$ using, in lieu of a published level of HICP, the level for HICP as determined by the Calculation Agent in accordance with the formula for and method of calculating HICP last in effect prior to that change or failure.

3.3 For the purpose of calculating Annual $Inflation_C$, the first publication of the appropriate HICP for the Annual $Inflation_C$ calculation (excluding estimates) by the HICP Sponsor shall be final. For the avoidance of doubt, but subject to the exception set out in the following sentence, any later revision of any released HICP shall be disregarded. Notwithstanding the previous sentence, if the appropriate HICP for the Annual $Inflation_C$ calculation is subject to a modification of its base the Calculation Agent shall make any necessary adjustments (if any) to the past fixing of the HICP to reflect this modification.

HICP Sponsor Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the HICP Sponsor. The HICP Sponsor makes no representation or warranty, express or implied, to the beneficial owners of the Notes or any member of the public regarding the advisability of investing in securities generally or the Notes particularly. The HICP Sponsor is not responsible for and has not participated in the determination of the timing of, prices of or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The HICP Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

SCHEDULE 2

INFORMATION RELATING TO THE HICP

The information contained in this Annex relating to the HICP consists of extracts from, or summaries of, information released publicly by the publishers of the HICP. The Company accepts responsibility for accurately reproducing such extracts or summaries. The Company accepts no further or other responsibility in respect of such information.

Neither the Dealer nor the Calculation Agent has separately verified the information contained in this Annex. Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility or liability is accepted, by the Dealer or the Calculation Agent as to the accuracy or completeness of the information contained in this Annex. Neither the Dealer nor the Calculation Agent accepts any liability in relation to the information contained in this Annex.

1. Information about the Harmonised Index of Consumer Prices for Countries in the Eurozone ("HICP")

1.1 *General Description*

The HICP is currently published on the internet site of the Agence France Tresor – http://www.aft.fr/oat/us/ipceuro.html

The eurozone harmonized index of consumer prices ("**HICP**"), published by EUROSTAT, measures the level of prices for market goods and services consumed by households in the eurozone. The eurozone HICP is the aggregate of the member states' HICPs. The eurozone is considered as an entity regardless of the elements of which it is composed.

The HICP is said to be "harmonized" because the methodology and nomenclatures for the index of prices are the same for all of the countries in the eurozone and the European Union (as required by article 121 of the European Union Treaty). This makes it possible to compare inflation among different member states of the European Union. Emphasis is placed on the quality and comparability of the various countries' indices.

In the year "N", each country's weight in the eurozone HICP equals the share of this country in the eurozone final household consumption for the year "N-2". These weights are re-estimated every year in the publication of the January eurozone HICP.

If a new entrant joins in the year "N", it is included in the eurozone HICP starting from January "N". The new member state's weight is included in the annual revaluation of the HICP for the year "N".

	EMU 2004 HICP weighting
Austria	3.146
Belgium	3.321
Finland	1.567
France	20.719
Germany	29.21
Greece	2.656
Ireland	1.288
Italy	19.286
Luxembourg	0.273
Netherlands	5.295
Portugal	2.145
Spain	11.094
EMU Total	**100.00**

//

Source:http://epp.eurostat.cec.eu.int/portal/page?_pageid=1090,30070682,1090_302985 91&_dad=portal&_schema=PORTAL

1.2 *Coverage*

The HICP covers almost all eurozone household consumption (99.1 per cent. of the theoretical coverage).

The eurozone HICP ex-tobacco index covers 97.7 per cent. of the total eurozone HICP index for 2002.

The HICP ex-tobacco is published every month by Eurostat according to a pre-determined, official timetable. Publication generally occurs around the 16th-18th of the following month (for example, the March HICP is published around April 16th-18th). If a revision is made, it is published with the HICP of the following month.

Since early 2002, EUROSTAT has been providing a first estimate of the annual HICP inflation for the month "m" on the last day of that month. This estimate, based upon partial data, concerns only the total HICP. This may give information to market participants, but this is not an official estimate of the ex-tobacco index.

The series of unrevised eurozone HICPs ex-tobacco is published on the website of Agency France Trésor: www. aft. gouv. fr. It is updated after each publication of a new ex-tobacco HICP by EUROSTAT.

1.3 *Historical Performance*

Monthly Levels Of The Harmonised Index Of Consumer Prices For The European Monetary Union

Month	**Level**
December 2002	111.70
January 2003	111.50
February 2003	112.00
March 2003	112.50
April 2003	112.70
May 2003	112.60
June 2003	112.70
July 2003	112.50
August 2003	112.70
September 2003	113.10
October 2003	113.20
November 2003	113.20
December 2003	113.60
January 2004	113.20
February 2004	113.50
March 2004	114.10
April 2004	114.70
May 2004	115.00
June 2004	115.10
July 2004	114.80
August 2004	115.10
September 2004	115.20
October 2004	115.70
November 2004	115.60
December 2004	115.90

Source: Bloomberg; page CPTFEMU.

Such historical data has been extracted from the ***relevant sources and t****he Issuer takes responsibility only for the accuracy of the extraction and/or reproduction of such information and has made no independent investigation or verification thereof. The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or Merrill Lynch International or any other person that any such information is correct.*

SCHEDULE 3

ADDITIONAL INVESTMENT CONSIDERATIONS

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The value of the HICP may go down as well as up. Prospective investors may receive an amount less than their initial investment (i) if investors sell the Notes prior to the stated Maturity Date; or (iii) if investors purchase Notes for an amount in excess of the par value thereof.

Past performance is not necessarily indicative of future performance.

The description of risk factors that follows is not, and does not purport to be, exhaustive.

Early Redemption

Payments of principal on the Notes may be made prior to the Maturity Date as a result of several circumstances pursuant to Condition 7 (*Redemption, Purchase and Options*) or delivery of a notice following an Event of Default. Holders of the Notes will bear the risk of reinvesting principal payments at a yield equal to the yield of their Notes.

Liquidity Risk

No representation is made as to the existence of a market for the Notes. Whilst Merrill Lynch International intends under ordinary market conditions to indicate prices in the Notes there can be no assurance as to the prices that would be indicated or that Merrill Lynch International will offer to purchase Notes. The price given, if any, will be affected by many factors including, but not limited to, the remaining term and outstanding principal amount of the Notes, the level of the HICP, interest rates, fluctuations in exchange rates, volatility or illiquidity of the securities comprising the Index, volatility in the prices of the component elements used to calculate the HICP and credit spreads. Consequently, prospective investors must be prepared to hold the Notes for an indefinite period of time or until the redemption or maturity of the Notes.

Credit Risk

Investors in the Notes should have such knowledge and experience in financial and business matters and expertise in assessing credit risk and be capable of evaluating the merits, risks and suitability of investing in the Notes including any credit risk associated with the Issuer.

None of the Issuer, the Calculation Agent, the Paying Agent or any of their affiliates have performed any investigation or review of the underlying securities comprised in the Reference Index

None of the Issuer, the Calculation Agent, the Paying Agent or any of their affiliates have performed any investigation or review of the HICP, nor do they make any guarantee or express or implied warranty in respect of the calculation of the HICP. Investors should not conclude that the sale by the Issuer of the Notes is any form of investment recommendation by the aforementioned entities or any of them.

The Notes may trade at a discount

Trading levels of the Notes will be influenced by the performance of the HICP.

Investor Suitability

Prospective investors should determine whether an investment in the Notes is appropriate in their particular circumstances and should consult with their legal, business and tax advisors to

determine the consequences of an investment in the Notes and to arrive at their own evaluation of the investment.

Investment in the Notes is only suitable for investors who:

(a) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(b) have access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation;

(c) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time; and

(d) recognise that it may not be possible to dispose of the Notes for a substantial period of time, if at all.

Prospective investors in the Notes should make their own independent decision to invest in the Notes and as to whether the investment in the Notes is appropriate or proper for them based upon their own judgement and upon advice from such advisors as they may deem necessary. Prospective investors in the Notes should not rely on any communication (written or oral) of the Issuer or the Relevant Dealer as investment advice or as a recommendation to invest in the Notes. No communication (written or oral) received from the Issuer or the Relevant Dealer shall be deemed to be an assurance or guarantee as to the expected results of the investment in the Notes.

Taxation

Each Noteholder will assume and be responsible for any and all taxes of any jurisdiction or governmental or regulatory authority, including, without limitation, any state or local taxes or other like assessment or charges that may be applicable to any payment to it in respect of the Notes. *Persons considering the purchase of Notes should consult their own tax advisors concerning the* application of the laws of any state, local or foreign taxing jurisdictions to their particular situations.

The Issuer may not, in certain circumstances, pay additional amounts to the Noteholders to reimburse them for any tax, assessment or charge required to be withheld or deducted from payments in respect of the Notes by the Company or any Paying Agents. Please see Condition 9 (*Taxation*) of the Conditions of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES.

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1233A
TRANCHE NO: 3

TRY 40,000,000 14.50 per cent. Notes 2005 due 3 August 2006

(to be consolidated and form a single series with the existing TRY 100,000,000 14.50 per cent. Notes 2005 due 3 August 2006, issued on 2 February 2005, and the existing TRY 40,000,000 14.50 per cent. Notes 2005 due 3 August 2006, issued on 16 February 2005)

Rabobank International **TD Securities**

The date of this Pricing Supplement is 22 February 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1233A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 180,000,000
	(ii)	Tranche:	TRY 40,000,000
5	(i)	Issue Price:	100.725 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 2 February 2005 to but excluding 24 February 2005
	(ii)	Net proceeds:	TRY 40,099,589.04 (excluding any agreed expenses plus 22 days' accrued interest)
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	24 February 2005
	(ii)	Interest Commencement Date:	2 February 2005
8	Maturity Date:		3 August 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		14.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	14.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	3 August in each year commencing on 3 August 2005, which will be a short first coupon, and ending on the Maturity Date

	(iii)	Fixed Coupon Amounts:	TRY 145 on each denomination of TRY 1,000
	(iv)	Broken Amount:	TRY 72.3
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 5 April 2005 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London, Istanbul and Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank

	(iii) Dealer's Commission:	1.00% Selling Commission 0.35% Management and Underwriting Commission
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands

The Netherlands

The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and

will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210836408
40	Common Code:	21083640
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	Not Applicable Euroclear does not accept TRY as an eligible currency. An application will be

	number(s):	made for payments under the Notes for this issue to be settled and cleared through Euroclear as and when TRY become eligible. The Toronto-Dominion Bank and the Issuer do not accept any responsibility for any delay or subsequent failure of TRY in becoming an eligible currency through Euroclear.
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.572000, producing a sum of (for Notes not denominated in Euro):	Euro 22,880,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	22 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland).

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1239A
TRANCHE NO: 1
EUR 100,000,000 Callable Range Accrual Notes due 7 February 2012

Issue Price: 100 per cent.

The Royal Bank of Scotland

The date of this Pricing Supplement is 3 February 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1239A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	7 February 2005
8	Maturity Date:	7 February 2012
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Index Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable

(i) Index/Formula:

The Rate of Interest shall be a rate (expressed as a percentage) per annum calculated by the Calculation Agent in accordance with the following formula:

(Reference Rate + 1.00 per cent.) x N/M

Where:

"**N**" is the total number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate is equal to or greater than the Reference Range

For any non-TARGET Business Days falling during the Interest Period the Reference Rate for such a day will be deemed to be the Reference Rate for the immediately preceding TARGET Business Day. The Reference Rate for the day which is five Business Days prior to an Interest Payment Date will be deemed to be the Reference Rate for all the remaining days in that Interest Period;

"**M**" is the total number of days in the relevant Interest Period as determined by the Calculation Agent;

"**Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and a day on which the TARGET System is open;

"**Reference Range**" means as follows:

(1) In respect of the period from and including the Issue Date up to but excluding 7 February 2006, a Reference Rate equal to or greater than 0.00 per cent. but less than or equal to 3.000 per cent.

(2) In respect of the period from and including 7 February 2006 up to but excluding 7 February 2007, a Reference Rate equal to or greater than 0.00 per cent. but less than or equal to 3.250 per cent.

(3) In respect of the period from and including 7 February 2007 up to but excluding 7 February 2008, a Reference Rate equal to or greater than 0.00 per cent. but less than or equal to 3.500 per cent.

		(4) In respect of the period from and including 7 February 2008 up to but excluding 7 February 2009, a Reference Rate equal to or greater than 0.00 per cent. but less than or equal to 3.750 per cent.
		(5) In respect of the period from and including 7 February 2009 up to but excluding 7 February 2010, a Reference Rate equal to or greater than 0.00 per cent. but less than or equal to 4.000 per cent.
		(6) In respect of the period from and including 7 February 2010 up to but excluding 7 February 2011, a Reference Rate equal to or greater than 0.00 per cent. but less than or equal to 4.250 per cent.
		(7) In respect of the period from and including 7 February 2011 up to but excluding the Maturity Date, a Reference Rate equal to or greater than 0.00 per cent. but less than or equal to 4.500 per cent.;
		"**Reference Rate**" means EURIBOR for six month EUR deposits, determined by the Calculation Agent at or about 11.00 a.m., Brussels time, by reference to Reuters Page EURIBOR01 (or such successor page nominated for the purpose or, if no such successor page is available, as determined by the Calculation Agent using its reasonable discretion).
(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See item 20(i) above
(iv)	Interest Period(s)	Six (6) months
(v)	Specified Interest Payment Dates:	7 February and 7 August in each year, commencing 7 August 2005 up to and including the Maturity Date
(vi)	Business Day Convention:	Following Business Day Convention
(vii)	*Additional Business Centre(s)* (Condition 1(a)):	London
(viii)	Minimum Rate of Interest:	1.50 per cent. per annum

	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	30/360
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	7 February and 7 August in each year, commencing 7 February 2007 up to and including 7 August 2011
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	*Description of any other* Issuer's option:	*Not Applicable*
	(vi)	Notice period:	Not less than five TARGET Business Days prior to the Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	The Royal Bank of Scotland plc
36	Additional selling restrictions:	Applicable **The Netherlands** The Notes will and may only be offered in the Netherlands, or by the Issuer anywhere in the world, and such an offer will and may only be announced, to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211216659
40	Common Code:	021121665
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	The Depository Trust Company	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Deutsche Bank Luxembourg S.A.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into	Not Applicable

	Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	3 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Others/020

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1043A
TRANCHE NO: 2

USD 250,000,000 4.00 per cent. Notes 2005 due 27 May 2008 to be consolidated and form a single series with the existing USD 500,000,000 4.00 per cent. Notes 2004 due 27 May 2008 issued on 27 May 2004

TD Securities **Rabobank International**

The date of this Pricing Supplement is 28 January 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), save in respect of the Conditions. The Conditions as included in the Offering Circular dated 7 October 2003 are applicable. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1043A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 750,000,000
	(ii)	Tranche:	USD 250,000,000
5	(i)	Issue Price:	101.7875 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 27 May 2004 to but excluding 1 February 2005
	(ii)	Net proceeds:	USD 257,809,027.78
6	Specified Denominations:		USD 1,000; USD 10,000; USD 100,000
7	(i)	Issue Date:	1 February 2005
	(ii)	Interest Commencement Date	27 May 2004
8	Maturity Date:		27 May 2008
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	27 May in each year commencing on 27 May 2005 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	USD 40 on each denomination of USD 1,000; USD 400 on each denomination of USD 10,000; USD 4,000 on each denomination of USD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be not earlier than 40 days after 1 February 2005 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding

Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.1875 per cent. of the principal amount of the Notes. Selling commission is 1.1875 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands

The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted in relation to

the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) ISIN Code:	XS0192869161
	(ii) Temporary ISIN Code:	XS0211152151

40	(i) Common Code:	19286916
	(ii) Temporary Common Code:	21115215
	(iii) WKN:	A0BCJZ
	(iv) Temporary WKN:	A0DX2J
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of: Euro 0.765957 , producing a sum of (for Notes not denominated in Euro):	Euro 191,489,250
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	28 January 2005
49	Date of Base Offering Circular:	15 October 2004. For avoidance of doubt the Terms and Conditions of the Offering Circular dated 7 October 2003 will apply.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1229A
TRANCHE NO: 2

TRY 50,000,000 13.50 per cent. Notes 2005 due 28 January 2008

(to be consolidated and form a single series with the existing TRY 100,000,000 13.50 per cent. Notes 2005 due 28 January 2008, issued on 28 January 2005)

TD Securities
Rabobank International
DZ Bank AG

The date of this Pricing Supplement is 9 February 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of, anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:	1229A (Tranche 2)
3	Specified Currency or Currencies:	New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:	TRY 50,000,000
5	(i) Issue Price:	in the case of TRY 1,000 100.20 per cent. of the Nominal Amount of the Notes plus accrued interest from and including 28 January 2005 to but excluding 11 February 2005
	(ii) Net proceeds:	TRY 49,546,404.11 (excluding any agreed expenses plus 14 days' accrued interest)
6	Specified Denominations:	TRY 1,000
7	Issue Date:	11 February 2005
8	Maturity Date:	28 January 2008
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	13.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	13.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	28 January in each year commencing on 28 January 2006 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	TRY 135 on each denomination of TRY 1,000
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 23 March 2005 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Istanbul and Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Dresdner Bank AG London Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.00 % Selling Commission 0.625 % Management and Underwriting Commission
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands The Notes qualify as "Euro-Securities"

within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and

Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210486741
40	Common Code	21048674
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable Euroclear does not accept TRY as an eligible currency. An application will be made for payments under the Notes for this issue to be settled and cleared through Euroclear as and when TRY become eligible. The Toronto-Dominion Bank and the Issuer do not accept any responsibility for any delay or subsequent failure of TRY in becoming an eligible currency through Euroclear.

42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., Rabo Securities N.V. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.573705, producing a sum of (for Notes not denominated in Euro):	Euro 28,685,250
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	9 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



Name:

Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 39

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 518,000
	(i)	Series:	EUR 518,000
	(ii)	Tranche:	EUR 518,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 512,820
6.	Specified Denominations:		EUR 1,000
7.	Issue Date:		16 February 2005
8.	Maturity Date:		18 February 2008
9.	Interest Basis:		2.35 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.35 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 February in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 23.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 18 February 2006, EUR 23.63 per EUR 1,000 in nominal amount of Notes.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	18 February in each year, commencing on 18 February 2006
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18. **Early Redemption Amount**

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23. (i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank

		International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.20 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0212381635
26.	Common Code:	021238163
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DYH5
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 512,820
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily

		List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	Cost of Issue:	Not Applicable
33.	Effective yield at Issue Price of 100%:	2.70 per cent., per annum
34.	Subscription period:	7 February 2005 to 11 February 2005

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

35.	The registered seat of the Issuer is at:	Croeselaan 18, 3521 CB Utrecht, The Netherlands
36.	The domicile and nationality of each Director of the Issuer is as follows:	See attached annual report 2003 (Schedule 1)
37.	(i) The Auditors of the Issuer:	Ernst &Young
	(ii) The registered seat of the auditors of the Issuer:	Utrecht
38.	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 3 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred

to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

39. The Board of Directors of the Issuer approved the issue of the Notes on: 9 November 2004

40. The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

41. **Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

42. Date of Pricing Supplement: 14 February 2005

43. Date of Base Offering Circular: 15 October 2004

Signed on behalf of the Issuer:

By:

Duly authorised



SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2004 OF THE RABOBANK GROUP

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1244A

TRANCHE NO: 1

EUR 80,000,000 Reverse Floater Rate Notes due February 15, 2025

Issue Price: 100.00 per cent.

CALYON

The date of this Pricing Supplement is February 11, 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated October 15, 2004 (the "**Offering Circular**"), issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since June 30, 2004 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2003.

Cassa Lombarda S.p.A. is acting as co-manager for the issue of these Notes.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1244A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 80,000,000
	(ii)	Tranche:	EUR 80,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	Issue Date and Interest Commencement Date:		February 15, 2005
8	Maturity Date:		February 15, 2025.
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s):	Annually
	(ii)	Specified Interest Payment Dates:	Every February 15 in each year commencing on February 15, 2006 and ending on the Maturity Date subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii)	Business Day Convention:	Modified Following Business Day Convention

(iv)	Additional Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	CALYON 9, quai du President Paul Doumer 92920 Paris la Defense
(viii)	Screen Rate Determination (Condition 1(a)):	
	- Relevant Time:	11:00 a.m. (Frankfurt time).
	- Interest Determination Date:	For both Benchmark 2 (two) TARGET Business Days prior to the first day of each Interest Period
	- Primary Source for Floating Rate:	Reuters Page "ISDAFIX2"
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	Frankfurt
	- Benchmark:	**"EUR 30 year CMS"** means the annual swap rate for a euro swap transactions with a maturity of thirty year, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Interest Determination Date. **"EUR 2 year CMS"** means the annual swap rate for a euro swap transactions with a maturity of two year, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Interest Determination Date.

If the Reuters Screen Page ISDAFIX2 is cancelled or unavailable, the fall back provisions described under the Definition of "EUR - Annual Swap Rate – Reference Banks" contained within the Annex to the 2000 ISDA Definitions shall apply, save that the sentence "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "on the day that is 2 TARGET Business Days prior to the first day of each Interest Period"

For the avoidance of doubt, in the event of any inconsistency between the capitalised terms defined in this Pricing Supplement and/or the Conditions on the one hand and in the 2000 ISDA Definitions on the other, the capitalised terms defined in this Pricing Supplement and/or the Conditions shall prevail.

	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	30 years and 2 years
(ix)	ISDA Determination (Condition 1(a)):	
(x)	Margin(s):	+ 1.00 per cent.
(xi)	Minimum Rate of Interest:	+ 0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	In each Specified Interest Payment Date, the noteholder will receive an Interest Amount determined by the Calculation Agent and equal to the minimum of : (i) (EUR 30 year CMS + Margin) x EUR 100,000 x Day Count Fraction; or (ii) 15 x (EUR 30 year CMS – EUR 2 year CMS)] x EUR 100,000 x Day Count Fraction

19	**Zero Coupon Note Provisions**	Not Applicable

20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 100,000 per Note of EUR 100,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	*D Rules*
27	Additional Financial Centre (Condition 8(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date of payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		CALYON
36	Additional selling restrictions:		Spain "The Notes may not be offered or sold in Spain by means of a public offer as defined and construed by Spanish law but may be offered or sold in Spain in compliance with the requirements of Law 24/1998, of 28th July (as amended by Law 37/1998, of 16th November), on the Spanish Securities Market and the Royal Decree 291/1992, of 27th March (as amended by the Royal Decree 2590/1998, of 7th December), on issues and public offers for the sale of securities."
37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211780399
40	Common Code:	21178039
41	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, and CALYON as Determination and Calculation Agent.
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	February 11, 2005
49	Date of Base Offering Circular:	October 15, 2004

Signed on behalf of the Issuer:

By:



Duly authorised

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1233A
TRANCHE NO: 2

TRY 40,000,000 14.50 per cent. Notes 2005 due 3 August 2006

(to be consolidated and form a single series with the existing TRY 100,000,000 14.50 per cent Notes 2005 due 3 August 2006, issued on 2 February 2005)

Rabobank International **TD Securities**

The date of this Pricing Supplement is 14 February 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1233A
	(ii) Tranche Number:	2
3	Specified Currency or Currencies:	New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:	
	(i) Series:	TRY 140,000,000
	(ii) Tranche:	TRY 40,000,000
5	(i) Issue Price:	100.625 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 2 February 2005 to but excluding 16 February 2005
	(ii) Net proceeds:	TRY 39,932,465.75 (excluding any agreed expenses plus 14 days' accrued interest)
6	Specified Denominations:	TRY 1,000
7	(i) Issue Date:	16 February 2005
	(ii) Interest Commencement Date:	2 February 2005
8	Maturity Date:	3 August 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	14.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	14.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	3 August in each year commencing on 3 August 2005, which will be a short first coupon, and ending on the Maturity Date

	(iii)	Fixed Coupon Amounts:	TRY 145 on each denomination of TRY 1,000
	(iv)	Broken Amount:	TRY *72.3*
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	***Put Option***		*Not Applicable*
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 28 March 2005 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London, Istanbul and Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank

	(iii) Dealer's Commission:	1.00 % Selling Commission 0.35 % Management and Underwriting Commission
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands

The Netherlands

The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and

will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Turkey

Pursuant to article 15 of Decree No. 32 containing the foreign exchange rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

37	Costs of Issue:	Not Applicable
38	*Subscription period:*	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0210836408
40	Common Code:	21083640
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	Not Applicable Euroclear does not accept TRY as an eligible currency. An application will be

	number(s):	made for payments under the Notes for this issue to be settled and cleared through Euroclear as and when TRY become eligible. The Toronto-Dominion Bank and the Issuer do not accept any responsibility *for any delay or subsequent failure* of TRY in becoming an eligible currency through Euroclear.
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.57200, producing a sum of (for Notes not denominated in Euro):	Euro 22,880,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	14 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1246A

TRANCHE NO: 1

TRY 70,000,000 14.875 per cent. Notes due 16 February 2007

Issue Price: 100.500 per cent.

DZ BANK AG **Fortis Bank**

Morgan Stanley **Rabobank International**

The date of this Pricing Supplement is 15 February 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1246A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 70,000,000
	(ii)	Tranche:	TRY 70,000,000
5	(i)	Issue Price:	100.500 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	TRY 69,300,000
6	Specified Denominations:		TRY 1,000
7	Issue Date:		16 February 2005
8	Maturity Date:		16 February 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		14.875 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	14.875 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 February in each year commencing on 16 February 2006 and ending on 16 February 2007
	(iii)	Fixed Coupon Amount(s):	TRY 148.75 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360

	(vi)	Interest Determination Date(s) (Condition 1(a)):	16 February in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Early Redemption Amount**		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Istanbul; "Business Day" includes a TARGET Business Day
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Morgan Stanley & Co. International Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Fortis Bank nv-sa
	(ii)	Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
	(iii)	Dealer's Commission	1.00 per cent. selling commission 0.500 per cent. management and underwriting commission
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Notes qualify as euro-securities and no general advertising or canvassing campaign will be conducted for the Notes.
37		Cost of Issue:	Not Applicable
38		Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0211685481
40	Common Code:	021168548
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.578313 producing a sum of (for Notes not denominated in Euro):	Euro 40,481,910
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	15 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 1258A
TRANCHE NO.: 1
NOK 500,000,000 3.25 per cent. Notes 2005 due 2010

Deutsche Bank

Rabobank International

Fortis Bank

ING Belgium SA/NV

KBC International Group

Bank Vontobel AG

Banque et Caisse d'Epargne de l'Etat, Luxembourg

Daiwa Securities SMBC Europe

Danske Bank

Dexia Capital Markets

UBS Investment Bank

Zürcher Kantonalbank

The date of this Pricing Supplement is 25 February 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch, Norwegian and Italian selling restrictions in Paragraph 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, being the date of the latest audited financial statements.

In connection with this issue, Deutsche Bank AG London (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1258A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 500,000,000
	(ii)	Tranche:	NOK 500,000,000
5	(i)	Issue Price:	101.60 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	NOK 498,625,000 (less expenses)
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	1 March 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	1 March in each year commencing 1 March 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	NOK 325 per NOK 10,000 in nominal amount

			NOK 1,625 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		NOK 10,000 per Note of NOK 10,000 specified denomination NOK 50,000 per Note of NOK 50,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes on or after a date which is expected to be 10 April 2005 upon certification of non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:		Oslo and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Fortis Bank nv-sa ING Belgium SA/NV KBC Bank NV Bank Vontobel AG Banque et Caisse d'Epargne de l'Etat, Luxembourg Daiwa Securities SMBC Europe Limited Danske Bank A/S Dexia Banque Internationale à Luxembourg, société anonyme, acting under the name of Dexia Capital Markets UBS Limited Zürcher Kantonalbank
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London

	(iii) Dealer's Commission:	1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands**

The Netherlands

The Notes qualify as euro-securities (euro-effecten) and no general advertising or canvassing campaign will be conducted for the Notes.

Norway

Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.

Republic of Italy

Each Manager has represented and agreed that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager has further represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of the Offering

Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "Banking Act"), as amended; and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue on the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0212516743
40	Common Code:	021251674
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into	Euro 60,380,500

	Euro at the rate of 0.120761, producing a sum of (for Notes not denominated in Euro):	
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	25 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: AC Mulder (A.C. Stoechart. Mulder)

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

RABO AUSTRALIA LIMITED
SERIES NO: 1261A
TRANCHE NO: 1
NZD 200,000,000 6.50 per cent. Notes 2005 due 2008

RBC Capital Markets
Rabobank International

Commonwealth Bank of Australia
Deutsche Bank
Banque et Caisse d'Epargne de l'Etat, Luxembourg
Credit Suisse First Boston
Daiwa Securities SMBC Europe
Dexia Capital Markets
Fortis Bank
ING Belgium SA/NV
KBC International Group
TD Securities
UBS Investment Bank
WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG
Zurich Cantonal Bank

The date of this Pricing Supplement is 28 February 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer and the Guarantor (in relation to the Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch, New Zealand and Australian selling restrictions in Paragraph 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Guarantor since 30 June 2004, the date of the last published interim accounts and no material adverse change in the financial position or prospects of the Issuer or of the Guarantor since 31 December 2003, being the date of the latest published annual accounts.

In connection with this issue, the Royal Bank of Canada Europe Limited (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1261A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 200,000,000
	(ii)	Tranche:	NZD 200,000,000
5	(i)	Issue Price:	100.794 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	NZD 198,838,000 (less expenses)
6	Specified Denominations:		NZD 2,000, NZD 5,000 and NZD 100,000
7	(i)	Issue Date:	3 March 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		3 March 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	6.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	3 March in each year commencing 3 March 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	NZD 130.00 per NZD 2,000 in nominal amount,

			NZD 325.00 per NZD 5,000 in nominal amount and NZD 6,500 per NZD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		NZD 2,000 per Note of NZD 2,000 specified denomination, NZD 5,000 per Note of NZD 5,000 specified denomination and NZD 100,000 per Note of NZD 100,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes on or after a date which is expected to be 12 April 2005 upon certification of non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:		Wellington, Auckland and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Royal Bank of Canada Europe Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Commonwealth Bank of Australia Deutsche Bank AG London Banque et Caisse d'Epargne de l'Etat, Luxembourg Credit Suisse First Boston (Europe) Limited Daiwa Securities SMBC Europe Limited Dexia Banque Internationale à Luxembourg, société anonyme, acting under the name of Dexia Capital Markets Fortis Bank nv-sa ING Belgium SA/NV KBC Bank NV The Toronto-Dominion Bank UBS Limited WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG

		Zurich Cantonal Bank
	(ii) Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
	(iii) Dealer's Commission:	1.375 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.1875 per cent. and a selling commission of 1.1875 per cent.
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands** The Notes (including rights representing an interest in a Global Note) may not be offered, have not been offered and will not be offered, directly or indirectly, in the Netherlands, as part of their initial distribution or as part of any reoffering, other than to persons who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises). **New Zealand** No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, each Manager has acknowledged that the Notes must not be offered offered to the public in New Zealand within the meaning of that Act. Each Manager has agreed that, without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Offering Circular or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons: (a) whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money; or (b) who in the circumstances can properly be regarded as having been selected other than as members of the public; or (c) who are each required to pay a minimum subscription price of at least NZD 500,000 for the Notes the allotment of those Notes or (ii) otherwise as permitted under the Act, the securities regulations and any other applicable laws. **Australia** The Offering Circular has not and no prospectus

or other disclosure document in relation to the Programme or Notes has been lodged with the Australian Securities and Investments Commission ("ASIC") or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws, regulations and directives and does not require any document to be lodged with ASIC.

In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom could cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "Australian Tax Act") as a result of section 128F(5) of the Australian Tax Act.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0212626849
40	Common Code:	021262684

41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant *identification number(s)*:	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent and Listing Agent Rabo Securities N.V. as Paying Agent
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.547170, producing a sum of (for Notes not denominated in Euro):	Euro 109,434,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	28 February 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By :



Duly authorised

Signed on behalf of the Guarantor:

By :



Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 40

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 509,000
	(i)	Series:	EUR 509,000
	(ii)	Tranche:	EUR 509,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 503,401
6.	Specified Denominations:		EUR 1,000
7.	Issue Date:		02 March 2005
8.	Maturity Date:		02 March 2009
9.	Interest Basis:		2.65 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.65 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	02 March in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 26.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	02 March in each year, commencing on 02 March 2006
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and

		Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0213367930
26.	Common Code:	021336793
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DZAD
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 503,401
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ('**Daily Official List**') of Euronext

		Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	Cost of Issue:	Not Applicable
33.	Effective yield at Issue Price of 100%:	2.65 per cent., per annum
34.	Subscription period:	21 February 2005 to 25 February 2005

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

35.	The registered seat of the Issuer is at:	Croeselaan 18, 3521 CB Utrecht, The Netherlands
36.	The domicile and nationality of each Director of the Issuer is as follows:	See attached annual report 2003 (Schedule 1)
37.	(i) The Auditors of the Issuer:	Ernst &Young
	(ii) The registered seat of the auditors of the Issuer:	Utrecht
38.	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 3 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act

that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

39. The Board of Directors of the Issuer approved the issue of the Notes on: 9 November 2004

40. The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

41. **Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

42. Date of Pricing Supplement: 28 February 2005

43. Date of Base Offering Circular: 15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2004 OF THE RABOBANK GROUP